Schedule A

Trusts and Portfolios Covered by the Amended and Restated Sub-Advisory Agreement
between

Fidelity Management & Research Company LLC

and

Fidelity Management & Research (Japan) Limited

Name of Trust	Name of Portfolio	Effective Date

Fidelity Hastings Street Trust	Fidelity Series Emerging Markets Debt Fund	03/01/2024
Fidelity Hastings Street Trust	Fidelity Series Emerging Markets Debt Local Currency Fund	03/01/2024
Fidelity Summer Street Trust	Fidelity Series Floating Rate High Income Fund	03/01/2024
Fidelity Summer Street Trust	Fidelity Series High Income Fund	03/01/2024

Fidelity Management & Research Company LLC	Fidelity Management & Research (Japan) Limited

By: /s/Christoper J. Rimmer	By: /s/Kirk Roland Neureiter
Name: Christopher J. Rimmer	Name: Kirk Roland Neureiter
Title: Treasurer	Title: Director